Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

May 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:  First Rate Staffing Corporation

Form 10-K (for the year ended December 31, 2012)

Form 8-K (filed April 11, 2013)

File No. 000-54427

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Forms 10-K and 8-K, respectively, for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated April 19, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Amendment No. 2 to Form 8-K filed April 11, 2013

Relationship with Tiber Creek, page 2

1. With a view to disclosure, please provide to us supplementally the information we requested in comment 1 from our letter dated February 11, 2013 regarding the registrant’s promoters.

Response: We have inserted into the body of the Form 8-K a set of information that is often used in Form 10 filings for companies with which Tiber Creek works. This level of disclosure addresses in substance much of the comment material issued by the Commission. In the event that any additional disclosure is required on this topic in the instant Form 8-K filing, we respectfully request an opportunity to discuss this comment with the Staff of the Commission.

The Company, page 6

Capital Resources, page 9

2. We refer to your statement that to date, the company has not suffered from a liquidity issue and that there are no currently anticipated liquidity issues which would pose a threat to the current business and operations. We note that during 2011 and 2012 you reported a net use of cash flows from operations, borrowed $255,128 from a related party during 2012 and you received a going concern opinion from your auditors about your ability to generate sufficient cash flow from operations and/or obtain additional financing. In this regard, reconcile your statements with those issues mentioned above and revise to provide a complete and understandable picture of your sources of and uses for cash, your ability to meet existing and known or reasonably likely short- and long-term cash requirements including the promissory notes and explain why you have entered into a factoring facility of your accounts receivable.

Response: We have clarified the disclosure to note that the Company has not suffered liquidity issues and does not presently anticipate liquidity issues, based on expected operations of a recurring nature. Any liquidity issues in the past were experienced as a result of non-recurring expenses and charges. In 2012, the Company expended a total of $105,780 in connection with the public of the Company’s securities ($45,000 paid to Tiber Creek, $42,000 for audit work and $18,780 for other professional fees). These amounts are non-recurring in nature, and without incurring such amounts, the Company would have finished 2012 with a cash balance of $291,367. Instead, the Company finished the year ended 2012 with a cash balance of $185,587. Although the Company incurred net loans of $231,493 from related parties in 2012, the Company would have still been cash-positive at the end of 2012 if the non-recurring expenses had not arisen (hence, not needing the related party loan). As a result, the Company did not experience cash flow or liquidity issues in 2012 from its recurring nature of actual business operations.

In 2013, the Company expects to expend approximately $40,000 to $50,000 for meeting various public company reporting and related requirements. However, the Company nevertheless expects to be cash-positive during 2013, because the Company entered into a new factoring agreement in September of 2012, which has a substantially lower interest rate charged to the Company (0.90% per month as opposed to the previous level of 2.74% per month). The Company expects that the new factoring agreement will result in reduced expenditures and cash savings to the Company of between $100,000 and $125,000 in 2013 vis-à-vis 2012. The Company utilizes a factoring facility to manage working capital and to ensure reasonable availability of access to cash.

Based on the foregoing, the Company does not expect any additional loans or financing from related parties. Furthermore, the Company does not presently consider itself to be exposed to liquidity issues or cash-flow problems in its business operations. The Company has included applicable disclosure regarding the above in the Form 8-K.

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3. We note your response to our comment 2 from our letter dated February 11, 2013. We also note you received $255,128 in proceeds from promissory notes with a related party over the course of ten months during 2012. In this regard, please revise to delete the statement that you do not typically require financing from related parties for your operations as it conflicts with your disclosure. Please revise to describe the underlying reasons for each issuance and disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have a current or future material impact on the company.

Response: We have deleted the statement, as requested by the Commission. In addition, we have provided additional disclosure in the Form 8-K in order to address this discussion regarding the previous financing from related parties.

Discussion of Year Ended December 31, 2012, page 10

4. We refer to your discussion of operations and note that you attribute the year-over-year decrease in profitability primarily to increased professional fees. We note that operating expenses increased approximately 70% from $469,463 in 2011 to $795,762; however, it appears that the increase in professional fees only accounts for 11% of the total increase and it is not clear how much of the change in operating expenses relates to workers’ compensation and other employee benefits. Please revise to clearly disclose and quantify each material factor that contributed to the change in cost of sales and operating expenses and provide insight into the underlying business drivers or conditions that contributed to these changes.

Response: The Company increased operating expenses by 70% from 2011 to 2012. However, it should be noted that revenues also increased by 13.5%, and the Company required additional expense to meet the growth. Hence, in addition to the professional fees associated with the public offering ($105,780), the Company experienced additional operating expenses related directly to increased revenue growth on a year-over-year basis. The Company has included applicable disclosure regarding the above in the Form 8-K.

5. You state that “operating fees from insurance” increased 22% from $278,495 in the year ended December 31, 2011 to $338,604 in the year ended December 31, 2012. Revise to clarify the nature of “operating fees from insurance” and if the costs you refer to have been classified costs of revenue or operating expenses.

Response: The increases in workers’ compensation insurance costs are directly related to the increase in payroll costs associated with the increase in revenues. Workers’ compensation insurance costs represent the majority of this increase. Liability insurance, which is tied directly to the Company’s annual revenues, increased because of the increase in revenues. Both costs are recorded under operating expenses. In addition, workers’ compensation costs for the period of May 2012 to May of 2013 were calculated by the insurance carrier using the incorrect modification score for the Company. Part of the increase in workers’ compensation costs was due to this error. The difference will be a credit against future workers’ compensation invoices. (i.e. recorded as a prepaid expense). The applicable revised disclosure has been provided in the Form 8-K.

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Management, page 11

6. We note your response to and reissue comment 6 from our letter dated February 11, 2013. Revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. You should disclose principal occupations and employment during the past five years including the name and principal business of such employment. For example, we note conflicting disclosure with prior statements in the company’s Form 8-K filed May 22, 2012, where you disclose that Mr. Blake was employed by Easy Staffing Services Company from 2007 to 2009 and was a founding principal of First Rate Staffing Inc. in 2009. Please reconcile these statements to provide full and clear disclosure.

Response: We have revised the disclosure, and in particular, have addressed the issues regarding the employment of Mr. Blake.

Risk Factors, page 15

Shares of common stock in the company may be subject to resale restrictions…, page 20

7. We have considered your response to comment 10 from our letter dated February 11, 2013. The relevant definition in Rule 405 of a “business combination related shell company” is a shell company that is “[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company” (emphasis added). Moosewood Acquisition Corporation was not a “business combination related shell company” because the purpose of the business combination was to complete an acquisition of First Rate California and First Rate Nevada by the shell company, Moosewood Acquisition Corporation rather than to complete an acquisition among First Rate California, First Rate Nevada and Tiber Creek Corporation. Therefore, the registrant is the type of issuer to which Rule 144(i) applies. Moreover, the registrant does not currently meet the conditions of Rule 144(i)(2) because one year has not elapsed from the date the registrant filed current Form 10 information reflecting the registrant’s status as no longer a shell company (i.e., filing current Form 10 information about the registrant reflecting the completion of its acquisition of First Rate California and First Rate Nevada). Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under “Shares Eligible for Future Sale” on page 35 to discuss Rule 144(i).

Response: Even if the Company could not rely on the applicable definition of “business combination related shell company” under Rule 405 in the instant matter, we continue to believe that Rule 144(i)(2) could apply. The Company has been a filer of current reports under the Securities Exchange Act of 1934 for over 12 months. While the technical requirement of filing current Form 10 information reflecting the completion by the Company of the acquisition of First Rate California and First Rate Nevada remains, please confirm for us that the Commission would consider removal of this comment regarding Rule 144(i) if the Company now files such Form 10 information reflecting the completed acquisitions. In the event that the Commission disagrees with this approach, we respectfully request an opportunity to discuss this comment with the Staff of the Commission.

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Form 10-K for Fiscal Year Ended December 31, 2012

General

8. Please comply in your Form 10-K with comments 4, 5, and 6 that we have issued above on similar disclosure in Amendment No. 2 to Form 8-K filed April 11, 2013.

Response: We have made conforming revisions in the Form 10-K based on these comments and our responses thereto (as noted above).

9. Please revise your disclosure under “Documents incorporated by reference” to comply with General Instruction G to Form 10-K and Rule 12b-23 of the Securities Exchange Act of 1934. Please note, the portion of the registration statement to be incorporated shall not include any incorporation by reference to another document pursuant to Item 10(d) of Regulation S-K, and a copy of the incorporated portion of the registration statement must be filed as an exhibit to the Form 10-K. You must clearly identify the material incorporated by reference. For further guidance, to Division of Corporation Finance Compliance and Disclosure Interpretations, Exchange Act Rules, Interpretive Response 234.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response: We have revised the applicable disclosure and included conforming revisions in the Form 10-K.

The Business: Staffing

10. The incomplete sentence at the end of the ninth paragraph under this section appears to be either a typographical error or an incomplete disclosure. Please revise accordingly.

Response: We have revised the applicable disclosure in the Form 10-K.

Item 5. Market for Registrant’s Common Equity…

11. Provide the information required by Item 201(b) and 201(c) of Regulation S-K.

Response: We have included the requested information in the Form 10-K under Item 5.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

12. We refer to your statement that to date, the company has not suffered from a liquidity issue and that there are no currently anticipated liquidity issues which would pose a threat to the current business and operations. In your discussion of promissory notes, you also state that you do not anticipate that you will borrow monies from related parties in the future. However, we note that during 2011 and 2012 you reported a net use of cash flows from operations, borrowed $255,128 from a related party during 2012 and you received a going concern opinion from your auditors about your ability to generate sufficient cash flow from operations and/or obtain additional financing. In this regard, reconcile your statements with those issues mentioned above and revise to provide a complete and understandable picture of your sources of and uses for cash, how you intend to repay the promissory notes and explain why you have entered into a factoring facility of your accounts receivable. Disclose known trends, events, demands, commitments and uncertainties, particularly where they are reasonably likely to have a current or future material impact on that company.

Response: We reincorporate our responses to comments 2 and 3 above, and we have included updated disclosure in the Form 10-K, where applicable.

13. You disclose in the second paragraph that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under “Management’s Discussion and Analysis, Promissory Notes,” where you disclose that you do not anticipate such financing arrangements in the future.

Response: We have revised the applicable disclosure in the Form 10-K.

Management's Report of Internal Control over Financial Reporting

14. Please revise to state that management, and not the company, is responsible for establishing and maintaining adequate internal control over financial reporting.

Response: We have revised the applicable disclosure in the Form 10-K.

Exhibits

15. Please file all the required exhibits. Refer to Regulation S-K Item 601(b). If you are relying on incorporation by reference, revise to comply with the incorporation by reference disclosure as noted in comment 1.

Response: We have revised the disclosure in the Form 10-K in order to comply with the stated requirements.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 10-K and 8-K concurrently filed herewith together address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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